March 21, 2006

ESPERANZA AND SILVER STANDARD EXTEND STRIKE LENGTH OF GOLD-SILVER
DISCOVERY IN PERU TO 350 METERS

Vancouver B.C. – Esperanza Silver Corporation (TSX-V: EPZ) and Silver Standard Resources Inc. (TSX: SSO, Nasdaq: SSRI) are pleased to announce assay results of eight new channels cut across the Ayelén vein at their San Luis joint venture project in central Peru. San Luis is a newly discovered high-grade epithermal vein system.

Highlights from today’s sampling results include 14.9 feet averaging 2.86 ounces of gold and 45.7 ounces of silver per ton (4.53 meters at 98.1 grams of gold and 1,567 grams of silver per tonne) and 10.9 feet averaging 2.61 ounces of gold and 64.0 ounces of silver per ton (3.33 meters at 89.5 grams of gold and 2,196 grams of silver per tonne).

Combined with the results of earlier channel sampling announced on March 3, 2006, bonanza-type grades now extend for 350 meters along strike, are open to the north and potentially to the south. The property contains five kilometers of identified vein structures.

The new sampling results are presented in the table below:

Channel Sample	True Thickness	Gold Grade	Silver Grade	True Thickness	Gold Grade	Silver Grade
	(meters)	(g/tonne)	(g/tonne)	(feet)	(oz./ton)	(oz./ton)
A17	1.53	13.2	136	5.0	0.38	4.0
A18	2.63	16.8	309	8.6	0.49	9.0
A19	4.53	98.1	1,567	14.9	2.86	45.7
A19-1	3.33	89.5	2,196	10.9	2.61	64.0
A20	2.51	46.1	825	8.2	1.34	24.1
A21	Best sample	4.7	270	Best sample	0.14	7.9
A22	1.44	11.1	562	4.7	0.32	16.4
A23	2.17	14.2	338	7.1	0.41	9.9

Channel samples were spaced approximately every 25 meters along the strike length of the Ayelén vein. Individual channels were cut perpendicular to the strike of the vein allowing the full thickness of the vein to be sampled. Individual samples within each channel are approximately one meter in length.

Previously announced results (Esperanza news release dated March 3, 2006) demonstrated an average vein thickness of 4.01 meters containing 52.1 grams of gold and 1,114 grams of silver per tonne over a length of 160 meters. When the new results are added to this the strike length of the vein on surface has been extended to 350 meters at an average thickness of 3.25 meters containing 51.7 grams of gold and 1,077 grams of silver per tonne (see attached map).

The Ayelén vein has been identified over a 750-meter strike length and the adjacent Inés vein for over 2,000 meters. Currently there are five known veins with a combined identified length of over five kilometers. The veins exhibit many of the typical characteristics of bonanza-grade precious-metals systems.

Work on the project will resume at the end of March and will focus on completing the sampling of the Ayelén vein, followed by sampling of the Inés vein. The joint venture is finalizing drill permits and is now in the process of contracting a diamond-core rig. Drilling is expected to commence in June, 2006 when a drill rig can be mobilized. The drill’s first priority will be to test the depth of the surface mineralization.

William Pincus, M.Sc., CPG., and president, Esperanza Silver Corporation, is the Qualified Person (QP) under Canada’s 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay.

Under the 50-50 joint venture, Silver Standard Resources Inc. is currently funding the next US$500,000 of ongoing exploration to earn an additional 5% interest. Silver Standard has the right to earn an 80% interest in phases by funding work to place the property into production.

About Esperanza Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering orebodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk tonnage gold prospect in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard Silver Standard Resources Inc. is a well-financed silver resource company with core projects in seven countries. The company continues to seek growth through acquisitions, and exploration and development.

For further information, contact:

William Pincus, President and CEO	Robert A. Quartermain, President
Esperanza Silver Corporation	Silver Standard Resources Inc.
Denver, Colorado	Vancouver, B.C.
Tel: (303) 830 0988	Tel: (604) 689-3846
Fax: (303) 830 9098
wpincus@esperanzasilver.com
or

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
NA toll-free: (888) 338-0046

Neither the TSX or the TSX Venture Exchange has approved nor disapproved of the information contained herein. SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Annual Information Form filed with the Canadian regulators and Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

N
A23
2.17 m
14.2 gpt Au
338 gpt Ag
A22
1.44 m
11.1 gpt Au
562 gpt Ag
A21
Best Sample
4.7 gpt Au
270 gpt Ag
A20
2.51 m
46.1 gpt Au
825 gpt Ag
A19-1
3.33 m
89.5 gpt Au
2196 gpt Ag
A19
4.53 m
98.1 gpt Au
1567 gpt Ag
A18
2.63 m
16.8 gpt Au
309 gpt Ag
A17
1.53 m
13.2 gpt Au
136 gpt Ag
Previously Reported
A16
2.09 m
19.6 gpt Au
309 gpt Ag
A15
1.07 m
26.5 gpt Au
272 gpt Ag
Full channel length showing contiguous samples.
(Red > 5 gpt Au)
Ayelén Vein System--
Overview
with location of Channel Samples
A8 through A23
A23
A15
A8
0 25 50
meters
Esperanza
SILVER CORPORATION
Date:
March 21, 2006
Author:
WJP
Office: Denver
Scale:
1:1000
San Luis Project
Ayelén Vein
Channel Sampling
A15 to A23
Projection: UTM (PSAD 56) Zone 18S
0 25 50
meters